Exhibit 99.1

Corporación América Airports Announces Update to the Guayaquil Airport Concession Agreement

Commits to undertake investments of US$32 million to support passenger traffic growth

Extends concession term for an additional five-year period through 2029

Luxembourg, July 9, 2018— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”) the largest private sector airport concession operator in the world by number of airports, announced today that its 50.0% owned subsidiary Terminal Aeroportuaria de Guayaquil S.A. (TAGSA), which operates and maintains the Guayaquil Airport in the city of Guayaquil, Ecuador, has amended the concession agreement (the “Guayaquil Concession Agreement”) among TAGSA, Autoridad Aeroportuaria de Guayaquil and the Municipality of Guayaquil, including the commitment of incremental capital expenditures of US$32.2 million together with the extension of the term of the Guayaquil Concession Agreement for a five–year period from 2024 to 2029.

The Guayaquil Concession Agreement amendment also includes an increase in the annual concession fee, effective as of July 1, 2018, from 50.25% to 55.25% paid over aggregate gross revenues received from tariffs and charges and certain other commercial revenues (e.g., fuel, parking spaces and use of convention center). Terms of the Guayaquil Concession Agreement amendment also sets forth an increase of US$524,600 in the administrative service fee, paid semiannually commencing February 2019.

“We are pleased to announce this amendment to the Guayaquil Concession Agreement, an airport we have been operating since 2004. These additional investments will allow us to continue providing exceptional service to the almost four million passengers travelling through the Guayaquil Airport annually and support future growth,” commented Mr. Martin Eurnekian, CEO of Corporación América Airports. “Since we began operating this airport, we have made significant upgrades and added services improving the passenger experience which resulted in several recognitions as one of the best airports in the world in its category by the Airports Council International”.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in seven countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, it served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Investor Relations Contact

Gimena Albanesi

Email: gimena.albanesi@caairports.com
Phone: +5411 4852-6411